Exhibit 99.2

Ayr Wellness Receives Key Massachusetts Regulatory Approval for Adult-Use Sales in Somerville, Subject to Municipal Approval; Ayr Announces Approval for Phase 1 of Milford Cultivation Expansion

MIAMI, August 11, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announced that the Massachusetts Cannabis Control Commission (“CCC” or the “Commission”) has granted a final license for adult-use cannabis at its Sira Naturals dispensary in Somerville. The Company also received approval to open the first phase of its cultivation expansion in Milford, Massachusetts. The CCC voted to approve both measures during its meeting on August 11, 2022.

“Ayr continues to make substantial progress in Massachusetts, where we’ve already opened two new adult-use dispensaries this summer, in Boston’s Back Bay and Watertown. Now, with approval to add adult-use to our long-standing Somerville medical dispensary, we anticipate having three adult-use stores in premier locations throughout Greater Boston, once local municipal conditions are met” said Jonathan Sandelman, Founder and CEO of Ayr. “Ayr has made serving as a Force for Good a priority throughout the Massachusetts area, and our team looks forward to furthering this commitment and continuing to enact positive change in Somerville.”

“At our Milford cultivation campus, we are using a phased approach to operationalizing our expansion,” he continued. “This approach allows Ayr to support its new adult-use stores with additional high-quality flower options, as well as serving the broader wholesale market with its unique branded offerings.”

Sira Naturals executed a Host Community Agreement (“HCA”) with the City of Somerville in November 2020, shortly after The Company executed two additional HCAs in the Greater Boston area in October 2020 for retail locations in Back Bay and the City of Watertown. The addition of adult-use in Somerville is subject to the simultaneous opening of an Economic Empowerment licensed dispensary in Somerville, per local regulation.

Massachusetts’ legal cannabis market ranks 7th in the nation by total sales, per BDSA, and generated a total $1.6 billion in revenue in 2021. BDSA expects the Massachusetts legal cannabis market to generate $2.3 billion per year by 2026.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com